UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2005

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha'Emek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.        Yes  ☐ No  ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Registrant's Proxy Statement for its Annual General Meeting of Shareholders to be held on May 16, 2005.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)
By:	/s/ MOSHE AMIT MOSHE AMIT Chief Financial Officer

Dated: April 25, 2005

EXHIBIT INDEX

99.1	Proxy Statement for Camtek Ltd.'s Annual General Meeting of Shareholders to be held on May 16, 2005.